UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549


                                       SCHEDULE 13D


                           Under the Securities Exchange Act of 1934
                                    (Amendment No.      )*


                                     BarPoint.com, Inc.

                                      (Name of Issuer)

                           Common Stock, par value $.001 per share

                                (Title of Class of Securities)


                                         068296102
                                      (CUSIP Number)

                                    Leonard H. Goldner
                                 Symbol Technologies, Inc.
                   One Symbol Plaza, Holtsville, NY 11742 (516) 738-2400

                (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices and Communications)

                                       July 30, 1999

                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing thi sschedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

CUSIP No.  068296102                     	  Page  2   of   10   Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SYMBOL TECHNOLOGIES, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                    (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FINDS*
     WC AND OO (see item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSANT
     TO ITEMS 2(d) OR 2(e)                                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     1,315,789

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     1,315,789

10.  SHARED DISPOSITVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,315,789

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [_]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.89%

14.  TYPE OF REPORTING PERSON
     CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION



Item 1.   Security and Issuer.
          This statement relates to shares of common stock, $.001 par value per share, of BarPoint.com, Inc. ("Issuer Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One East Broward Boulevard, Suite 700, Fort Lauderdale, FL 33301.

Item 2.   Identity and Background.
          This statement is being filed by Symbol Technologies, Inc., a Delaware corporation (the "Reporting Person"). The principal executive offices of the Reporting Person are located at One Symbol Plaza, Holtsville, NY 11742. The Reporting Person is principally engaged in the business of designing, manufacturing, marketing and servicing of bar code equipment and scanner integrated application specific mobile computer systems, a substantial portion of which include radio frequency data communications systems.
          The name, business address, principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A hereto.
          During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person set forth in Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration. The purchase price of $2,500,000 consisted of (i)
$1,000,000 in cash, (ii) a grant by the Reporting Person to the Issuer of a royalty free license and (iii) an agreement by the Reporting Person to sell a certain amount of equipment to the Issuer at a discount. The amount of $1,000,000 was funded from working capital of the Reporting Person.

Item 4.   Purpose of Transaction.
          Pursuant to a Subscription Agreement, dated of July 30, 1999 (the "Subscription Agreement"), among the Reporting Person and the Issuer, the Reporting Person agreed to purchase 1,315,789 shares of Issuer Common Stock for a total purchase price of $2,500,000. Pursuant to the Subscription Agreement, the Reporting Person has the right to require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of any or all of the shares of Issuer Common Stock received by the Reporting Person (the "Registrable Securities") at any time and from time to time until July 30, 2000. The Reporting Person is entitled to two such "demand" registration rights under the Subscription Agreement. The Reporting Person also has "piggyback" registration rights, which are exercisable at any time. The Reporting Person's demand and piggyback registration rights are subject to customary restrictions and limitations.
          The Issuer has agreed to pay all registration expenses in connection with the registration of the Registrable Securities except that underwriting discounts and commissions will be at the Reporting Person's expense. In addition, in connection with any registration statement filed pursuant to the Subscription Agreement, the Issuer and the Reporting Person have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.
          The registration rights with respect to the Registrable Securities may only be transferred to an affiliate of the Reporting Person.
          On or about September 1, 1999, Kenneth V. Jaeggi, an executive officer of the Reporting Person, is expected to be appointed to the Board of Directors of the Issuer by the directors of the Issuer.
          The Reporting Person intends to review on a continuing basis its investment in the Issuer. Subject to the limitations described above, the Reporting Person may decide to increase or decrease its investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.
          Other than as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          (a) and (b) As of August 4, 1999, the Reporting Person was the record owner of 1,315,789 shares of Issuer Common Stock, representing 9.89% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of August 4, 1999, after giving effect to the number of shares purchased by the Reporting Person). The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Issuer Common Stock that it owns.
          (c) Except as set forth in Item 4, to the best knowledge of the Reporting Person, the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.
          (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer
Common Stock referred to in this Item 5.   To the best knowledge
of the Reporting Person, no person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock.
          (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.
          Except as set forth in Item 4 of this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.
     1.   Subscription Agreement, dated July 30, 1999 between
Symbol Technologies, Inc. and BarPoint.com, Inc.




                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                             SYMBOL TECHNOLOGIES, INC.



                             By    /s/ Leonard H. Goldner
                             Name:     Leonard H. Goldner
                             Title:    Senior Vice President,
                                       General Counsel
                                       and Secretary



DATED:  August 6, 1999





                             INDEX TO EXHIBITS



Exhibit Number	Description of Exhibits

     1.     Subscription Agreement, dated July 30, 1999 between
Symbol
            Technologies, Inc. and BarPoint.com, Inc.

SCHEDULE A



          Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Symbol Technologies, Inc. The name of each person who is a director is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is One Symbol Plaza, Holtsville, New York 11742.

Name and Business Address        Principal Occupation or Employment
Citizenship

Jerome Swartz*                   Chairman of the Board of Directors   United
States
                                 and Chief Executive Officer
                                 of Symbol

Harvey P. Mallement*             Managing General Partner of Harvest  United
States
Harvest Partners, Inc.           Partners, Inc. (a private equity
280 Park Avenue, 33rd Floor      investment management company)
New York, New York 10017

Frederic P. Heiman*              Former Vice President of Symbol      United
States

Raymond R. Martino*              Vice Chairman of the Board of        United
States
                                 Directors of Symbol

Saul P. Steinberg*               Chief Executive Officer of Reliance  United
States
Reliance Financial Services      Group Holdings, Inc. (a property
Park Avenue Plaza                and casualty insurance holding
New York, New York 10055         company)

Lowell C. Freiberg*              Executive Vice President and Chief   United
States
Reliance Group Holdings, Inc.    Financial Officer of Reliance Group
55 East 52nd Street              Holdings, Inc.
New York, New York 10055

Dr. George Bugliarello*          Chancellor of Polytechnic            United
States
Polytechnic University           University
5 Terrace Drive
Port Washington, New York 11050

Charles B. Wang*                 Chief Executive Officer of Computer  United
States
Computer Associates              Associates International, Inc. (a
International, Inc.              business software company)
One Computer Associates Plaza
Islandia, New York 11788

Tomo Razmilovic*                 President and Chief Operating        Sweden
                                 Officer of Symbol

Robert Blonk                     Senior Vice President, Human         United
States
                                 Resources of Symbol

Richard Bravman                  Senior Vice President,               United
States
                                 Sales/Marketing-Wireless Systems
                                 Division of Symbol

Brian T. Burke                   Senior Vice President, Controller    United
States
                                 and Chief Accounting Officer of
                                 Symbol


Name and Business Address        Principal Occupation or Employment
Citizenship


Richard M. Feldt                 Senior Vice President, General       United
States
                                 Manager-Worldwide Operations
                                 of Symbol

Leonard H. Goldner               Senior Vice President, General       United
States
                                 Counsel and Secretary of Symbol

Kenneth V. Jaeggi                Senior Vice President, Finance and   United
States
                                 Chief Financial Officer of Symbol

Joseph Katz                      Senior Vice President, Research and  United
States
                                 Development of Symbol

Boris Metlitsky                  Senior Vice President, General       United
States
                                 Manager-Scanner Products Division
                                 of Symbol

Satya Sharma                     Senior Vice President, Quality of    United
States
                                 Symbol
_________________________________________________________________

                        BARPOINT.COM, INC.

                     SUBSCRIPTION AGREEMENT
___________________________________________________________________

     1.1  Subscription of the Common Stock.
          (a) The undersigned purchaser (the "Purchaser") irrevocably subscribes for and agrees to purchase one million three hundred fifteen thousand seven hundred eighty nine (1,315,789) shares of common stock (the "Common Stock") of BarPoint.com, Inc. ("BarPoint") at $1.90 per share, for a total purchase price of $2,500,000 on the terms and conditions described herein.

     1.2 Purchase Price. The undersigned delivers herewith to BarPoint the consideration ("Purchase Price") required to purchase the Common Stock subscribed hereunder. The Purchase Price is being paid simultaneously herewith by: (a) delivery of Purchaser's check or by wire transfer to an account designated by BarPoint's counsel in the amount of $1,000,000, (b) the grant of an royalty free license to utilize Purchasers patents as more fully described in the Product Supply and Technology License Agreement (Supply and License Agreement), and (c) the agreement by Purchaser to sell up to 120,000 Symbol SPT 1500 machines (the "Machines") at a discount as set forth in the Supply and License Agreement. For purposes of this agreement the agreed upon value for the above consideration is $2,500,000.

     1.3 Acceptance of Subscription. BarPoint, if they accept these subscriptions, will promptly notify the undersigned of receipt and acceptance of such subscription.

     1.4 Closing. Upon acceptance of these subscriptions, receipt by BarPoint of the Purchase Price in good funds for the Common Stock to be purchased by the undersigned and upon the occurrence of the scheduled closing, BarPoint will cause to be issued to the undersigned certificates representing the Common Stock purchased hereunder. Certificates will then be delivered to Purchaser or his designee. In the event the closing is not completed within 24 hours of the delivery of the Purchase Price to BarPoint, BarPoint shall cause the Purchase Price to be immediately returned to Purchaser by certified check or wire transfer and Purchaser's subscription shall terminate.

     1.5 Other Subscriptions. BarPoint has entered and may enter into other subscriptions with additional investors for up to $7 million, no later than two (2) months after the closing of the acquisition by BarPoint of BarPoint.com, Inc. Such investors shall receive shares of BarPoint common stock at a rate of at least $1.90 per share under terms and conditions no more favorable than those provided Purchaser hereunder.


                            SECTION 2

     2.1 In connection with the purchase of the Common Stock herein provided, Purchaser shall have the right to designate one of its employees who is at least a vice-president or such other designee as may be acceptable to the Board as a Director of BarPoint for a period of three (3) years from the date hereof.

     2.2 At closing hereunder, Barpoint shall deliver to Symbol a letter agreement from Matthew C. Shilowitz authorizing, for a period of three years, the vote of all shares owned or otherwise under the control of Mr. Shilowitz, to the extent such shares have a right to vote on such matters, in favor of all directors nominated by Mr. Leigh Rothschild provided Mr. Shilowitz shall have the right to vote his shares in favor of two other shareholders (on of which could be Mr. Shilowitz).

     2.3. After closing and the release of all monies and shares due hereunder, Purchaser agrees that it will participate in at least one press release or a press conference (timing to be mutually agreed upon) for the Symbol/BarPoint and wireless product bundle, provided neither party shall use the other party's name in any press release without the prior written consent of the other party which consent shall not be unreasonably withheld. BarPoint may use Purchaser's trademarks solely in connection with the sale and promotion of Purchaser's products provided it has complied with Purchaser's product promotion programs and provides Purchaser notice and a reasonable period of review for all such marketing and promotional materials.


                           SECTION 3

     3.1  Investor Representations and Warranties.

          (a) The undersigned hereby acknowledges, represents and warrants to and confirms to BarPoint that:

               (I) we are (or he/she is) an "accredited investor" ("Accredited Investor") within the meaning of Rule 501(a)(1), (2), (3) (5) (6)
(7) or (8) under the Securities Act of 1933, as amended (the "Securities
Act");


               (ii) any purchase of the Common Stock will be for our own account or for the account of one or more other Accredited Investors as to which we exercise sole investment discretion;

               (iii) we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of purchasing the Common Stock, and our and any accounts for which we are acting are able to bear the economic risks of an entire loss of our or their investment in the Common Stock;

               (iv) we are not acquiring the Common Stock with a view to any distribution thereof in a transaction that would violate the Securities Act or the securities laws of any state of the United States or any other applicable jurisdiction; provided that the disposition of our property and the property of any accounts for which we are acting as fiduciary shall remain at all times within our and their control;

               (v) we acknowledge that we have had access to certain financial and other information, and have been afforded the opportunity to ask such questions of representatives of BarPoint and have received answers thereto; and

               (vi) we acknowledge that the Common Stock have not been registered under the Securities Act or any other applicable securities laws and that the Common Stock may not be offered or sold except as set forth below or as otherwise provided under the applicable securities laws.

          (b) We agree, on our own behalf and on behalf of each account for which we acquire any of the Common Stock, that we will not resell or otherwise transfer the Common Stock except in compliance with all Federal and State rules and regulations applicable to the sale of common stock.

          (c) We understand that BarPoint's transfer agent will not be required to accept for registration of transfer any of the Common Stock acquired by us, except upon presentation of evidence satisfactory to BarPoint and the Transfer Agent that the foregoing restrictions on transfer have been complied with. We further understand that the Common Stock purchased by us will be represented by certificates which will bear a legend reflecting the substance of this paragraph. We further agree to provide to any person acquiring any of the Common Stock from us a notice advising such person that resales of the Common Stock are restricted as stated herein and that certificates representing such Common Stock will bear a legend to that effect.

          (d) We acknowledge that you, the Transfer Agent and others will rely upon our acknowledgments and representations as expressly set forth herein, and we agree to notify you promptly in writing if any of our acknowledgments, representations or agreements herein cease to be accurate and complete.

          (e) We represent to you that we have full power to make the foregoing acknowledgments and representations on our own behalf and on behalf of any investor account for which we are acting as a fiduciary agent.

          (f) We further understand that no Federal or State agency has passed upon the Common Stock or made any findings or determination as to the fairness of this investment and that there are substantial risks incident to the purchase of the Common Stock.

          (g) The foregoing acknowledgments, representations, warranties and agreements shall survive the Closing.


                          SECTION 4

     4.1  BarPoint Representations and Warranties.

          (a) BarPoint has been duly organized and is existing as a corporation in good standing under the laws of the State of Delaware with full corporate power and authority to enter into this Agreement and to consummate the transaction contemplated hereby. BarPoint is duly qualified to do business as a foreign corporation in each state where the character of its properties or nature of its activities makes such qualification necessary, other than those jurisdictions where the failure to so qualify would not have a materially adverse impact on BarPoint.

          (b) Capitalization. The entire authorized capital stock of BarPoint consists of 25,000,000 shares of common stock and 5,000,000 shares of Preferred Stock, each having a par value of $.001 per share. As of July 22,
1999,   9,877,860 shares of Common Stock were issued and outstanding and three shares of Preferred Stock were issued and outstanding. BarPoint's Common Stock and Preferred Stock have been duly authorized and validly issued, fully paid and non-assessable, with no liability attaching to the ownership thereof. With the exception of (i) 400,000 shares of common stock underlying a qualified option plan, of which 370,000 shares are subject to options, (ii) 1,500,000 shares of Class A Warrants at an exercise price of $6.00 per share and 500,000 shares of Class B Warrants at an exercise price of $8.00 per share, (iii) 75,000 Underwriter's Warrants at an exercise price of $6.90 a share, (iv) 500,000 options under an employment agreement at an exercise price of $.35 a share, and (v) 200,000 warrants held by Spencer Trask Securities, Inc. at an exercise price of $.35 a share, (vi) performance options to purchase 800,000 shares at $1.90 a share, and (vii) 190,615 options at an exercise price of $1.90 a share, there are no authorized, outstanding or existing: (i) agreements or understandings with respect to the voting of BarPoint's Common Stock or securities convertible into or exchangeable for BarPoint's Common Stock; (ii) options, warrants or other rights (including, without limitation, preemptive rights) to purchase from BarPoint any capital stock, voting securities or any securities convertible into or exchangeable for capital stock or voting securities of BarPoint ("BarPoint Securities");
(iii) agreements of any kind relating to the issuance of any of BarPoint's Securities other that a Common Stock dividend has been declared in an amount to be determined payable to shareholders of BarPoint as of June 3, 1999 excluding the shareholders of the company acquired on such date; or (iv) agreements of any kind which may obligate BarPoint to issue or purchase any of BarPoint's Securities and except further that BarPoint is in the process of completing a private placement of securities to raise approximately $7,000,000. No BarPoint Securities have been issued in violation of any preemptive or other rights of stockholders. As of the date hereof, no event has occurred that would trigger any of the anti-dilution provisions of any BarPoint securities except for the distribution of a dividend to certain shareholders as a result of the acquisition of BarPoint and the closing of the pending offering. To the extent either of these events have resulted in an event giving rise to rights under an anti-dilution provision, such rights (to the extent any may exist) would not trigger any provision which would result in (i) the issuance (or the right to acquire) of more than 1,500,000 shares of common stock over any pre-existing rights identified above and (2) result in the loss of more than $750,000 of amounts payable to BarPoint in connection with the exercise of such rights.

          (c)  Subsidiaries.

               (i) Each Subsidiary (defined below) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a material adverse impact on the Subsidiary. "Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by BarPoint.
All Subsidiaries are inactive other than BarPoint.com, Inc., a Florida corporation.

               (ii) All of the outstanding capital stock of, or other ownership interests in, each Subsidiary, is owned by BarPoint, directly or indirectly, free and clear of any Lien (defined below) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (x) securities of BarPoint or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary or (y) options or other rights to acquire from BarPoint or any Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary (the items in clauses (x) and (y) being referred to collectively as the "Subsidiary Securities"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

          (d) BarPoint's Common Stock, Consents and Binding Effect. The Common Stock to be purchased hereunder is free and clear of any and all liens, mortgages, pledges, conditional sale agreements, security interests, restrictions, claims, options, encumbrances or rights of third parties of every kind and nature (individually, a "Lien" and, collectively, "Liens"), and not subject to any options, proxies, contracts, calls or other commitment.

          BarPoint now has the right to enter into this Agreement, and will at the Closing have the full right, power and authority to convey, transfer, assign and deliver to the Investor the shares of its Common Stock, and the conveyance, transfer, assignment and delivery of the Common Stock under this Agreement will transfer to the undersigned full and legal title to the Common Stock free and clear of all Liens. This Agreement is a legal, valid and binding agreement of BarPoint, enforceable against BarPoint in accordance with its terms. Neither the execution and delivery of this Agreement, nor the sale, transfer, assignment and delivery of the Common Stock under this Agreement nor the performance of any other obligation of BarPoint under this Agreement, will conflict with, result in the breach of, constitute a default under or result in the creation of any Lien upon BarPoint's Common Stock or BarPoint or any of its assets under the terms of the Certificate of Incorporation or By-laws of BarPoint, any Material Contract (as is defined herein), any restriction or other instrument or agreement to which BarPoint is a party or by which BarPoint or any of its assets may be bound or affected, or any statute, ordinance, judgment, order, decree, regulation or rule of any court or governmental body affecting or relating to BarPoint or any of its assets or its business. No consent of, waiver from or notice to any other party is required in order to maintain in full force and effect all Material Contracts and the approvals, authorizations, consents, licenses, orders, permits, intellectual property rights and other rights of BarPoint existing and in effect immediately prior to the Closing.

          (e) Definition of Material Contract. "Material Contract" shall mean any contract, agreement, understanding, arrangement or commitment that
(i) involves performance by any party more than 15 days from the date hereof,
(ii) involves payments or receipts by BarPoint in excess of $10,000, (iii) involves capital expenditures in excess of $10,000, or (iv) otherwise materially affects BarPoint.

          (ii) Since March 31, 1999, except for the transaction set forth in BarPoint's SEC 8K filing dated June 3, 1999, and except in the ordinary course of business and except as may be set forth in Schedule 4.1(e) there has been no:

               A. Adverse change in the assets, properties, liabilities, condition, financial or otherwise, or prospects of BarPoint or a Subsidiary;

               B. Event, either occurring or threatened, which is likely to adversely to affect the assets, business or the financial condition or prospects of BarPoint or a subsidiary;

               C. Substantial expenditure or commitment by BarPoint or a Subsidiary for the acquisition of assets of any kind other than non-capital assets in the ordinary course of business;

               D. Sale or other disposition of any asset owned or used by BarPoint or a Subsidiary (whether or not capitalized or expensed for tax or financial statement purposes), except in the ordinary course of business;

               E. Damage, destruction or loss adversely affecting the property or business of BarPoint or a Subsidiary;

               F. Addition of any new officer or management employee of BarPoint or a Subsidiary, across-the-board increase in the rate or rates of salary or compensation of the employees or agents employed by BarPoint or a Subsidiary, grant of any severance or termination pay, entering into any new (or amending any existing) employment agreement, deferred compensation or other similar agreement or any specific increase in the salary or compensation of any employee or agent employed by BarPoint or a Subsidiary, or any grant or award of any bonus or other incentive compensation.

               G. Cancellation or notice of cancellation or surrender of, or any material change or change in coverage under, any policy of insurance (which has not been cured by payment of premium, procurement of an equivalent policy or otherwise) of BarPoint or a Subsidiary;

               H. Dividend declared, paid or set aside for payment, or other distribution in respect of BarPoint's Securities, or any acquisition or retirement for consideration of any of BarPoint's Securities or any declaration with respect thereto;

               I.  Material Contract or commitment, except for this Agreement;

               J. Acquisition, whether by merger or otherwise, by BarPoint or a Subsidiary of any shares, assets or business of any person, firm or corporation, or any commitment relating thereto;

               K.  Borrowing of any funds by BarPoint or a Subsidiary;

               L. Loan or advance made by BarPoint or a Subsidiary to any party;

               M. Guarantee by BarPoint or a Subsidiary of any liability of another person, firm, corporation or other entity;

               N. Lien on or with respect to any of the assets of BarPoint or a Subsidiary;

               O. Waiver of any right of material value or cancellation of any indebtedness due to BarPoint or a Subsidiary which may have an adverse effect on the business of BarPoint or a Subsidiary;

               P. Any write-down of the value of any inventory or write-off as uncollectible of any notes, trade accounts or other receivables belonging to BarPoint or a Subsidiary; or

               Q. Any other transaction entered into by the BarPoint or a Subsidiary not in the ordinary course of business.

     (f) No Conflicts. The execution, delivery and performance of this Agreement by BarPoint and the consummation by BarPoint of the transaction contemplated hereby will not conflict with or result in the violation of the provisions of the Articles of Incorporation or Bylaws of BarPoint or its Subsidiaries.

     (g)  Financial Information.   The audited financial statements for the
year ended September 30, 1998, of BarPoint and the unaudited financial statements for the period ended March 31, 1999 of BarPoint (collectively "the Financial Statements") previously delivered to Investor fairly present, in conformity with GAAP applied on a consistent basis, the consolidated financial position of BarPoint and its consolidated subsidiaries as of the dates of such statements and their results of operations and changes in financial position for the periods covered by such statements. The unaudited financial statements for the period ended June 30, 1999 shall be made available to Purchaser as soon as they are available to Bar Point

     (h)  No Undisclosed Material Liabilities.  Other than as set forth at
Schedule 4.1 (h), there are no liabilities of BarPoint or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than:

          (i) liabilities disclosed or provided for in the consolidated balance sheet of BarPoint and its consolidated subsidiaries as of March 31, 1999 referred to above (the "Balance Sheet"); and
          (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 1999, which in the aggregate are not material to the Company and the Subsidiaries, taken as a whole.

     (i) Properties. (i) The Company and the Subsidiaries have good and marketable title to, or in the case of leased property have valid leasehold interests in, all property and assets (whether real or personal, tangible or intangible) reflected on the Balance Sheet or acquired after the date thereof, except for properties and assets sold since the date thereof in the ordinary course of business consistent with past practices. None of such properties or assets is subject to any Liens, except:
          (a)  Liens disclosed on the Balance Sheet;
          (b) Liens for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Balance Sheet); or
          (c) Liens which do not materially detract from the value of such property or assets as now used, or materially interfere with any present or intended use of such property of assets.
          (ii) There are no developments affecting any of such properties or assets pending or, to the knowledge of BarPoint threatened, which might materially detract from the value of such property or assets, materially interfere with any present or intended use of any such property or assets or materially adversely affect the marketability of such properties or assets.

     (j) Material Contracts. (i) Except for agreements, contracts, plans, leases, arrangements or commitments disclosed in Schedule 4.1(j) or any other Schedule to this Agreement, neither BarPoint nor any Subsidiary is a party to or subject to any Material Contract, including:

          (A)  any lease providing for annual rentals of $10,000 or more;

          (B) any contract for the purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by BarPoint or any Subsidiary of $10,000 or more;

          (C) any sales, distribution or other similar agreement providing for the sale by BarPoint or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for annual payments to BarPoint or any Subsidiary of $5,000 or more;

          (D) any partnership, joint venture or other similar contract arrangement or agreement;

          (E) any contract relating to indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except contracts relating to indebtedness incurred in the ordinary course of business in an amount not exceeding $5,000;

          (F) any license agreement, franchise agreement or agreement in respect of similar rights granted to or held by BarPoint or any Subsidiary;

          (G) any agency, dealer, sales representative or other similar agreement;

          (H) any contract or other document that substantially limits the freedom of BarPoint or any Subsidiary to compete in any line of business or with any Person or in any area or which would so limit the freedom of BarPoint or any Subsidiary after the Closing Date; or
               (i) any other contract or commitment not made in the ordinary course of business that is material to BarPoint and the Subsidiaries taken as a whole.
               (ii) Each agreement, contract, plan, lease, arrangement and commitment disclosed in any Schedule to this Agreement or required to be disclosed hereunder is a valid and binding agreement of BarPoint or a Subsidiary and is in full force and effect, and neither BarPoint, any Subsidiary nor, to the knowledge of BarPoint, any other party thereto is in default in any material respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment.

     (k) Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of BarPoint or any Subsidiary who might be entitled to any fee or commission from Investor upon consummation of the transactions contemplated by this Agreement.


     (l) Intellectual Property. (i) Schedule 4.1(l) includes a list of all Intellectual Property Rights (defined below) specifying as to each, as applicable: (a) the nature of such Intellectual Property Right; (b) the owner of such Intellectual Property Right; (c) the jurisdictions by or in which such Intellectual Property Right is recognized without regard to registration or has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers; and (d) material licenses, sublicenses and other agreements as to which BarPoint or any of its affiliates is a party and pursuant to which any person or entity (each a "Person") is authorized to use such Intellectual Property Right, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof.
          (ii)(a) Neither BarPoint nor any Subsidiary during the three years preceding the date of this Agreement has been sued or charged in writing with or been a defendant in any claim, suit, action or proceeding relating to its business that has not been finally terminated prior to the date hereof and that involves a claim of infringement of any patents, trademarks, service marks or copyrights, and (b) BarPoint has no knowledge of any other claim or infringement by BarPoint or any Subsidiary, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights. To the best of BarPoint's knowledge, no Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by BarPoint or any Subsidiary or restricting the licensing thereof by BarPoint or any Subsidiary to any Person. Neither BarPoint nor any Subsidiary has entered into any agreement to indemnify any other Person against any charge of infringement of any patent, trademark, service mark or copyright.

          (iii) None of the processes and formulae, research and development results and other know-how of BarPoint or any Subsidiary, the value of which to BarPoint or such Subsidiary is contingent upon maintenance of the confidentiality thereof, has been disclosed by BarPoint or any Subsidiary to any Person other than employees, representatives and agents of the Company or the Subsidiaries.
          (iv) "Intellectual Property Right" means any trademark, service mark, registration thereof or application for registration therefor, trade name, invention, patent, patent application, trade secret, know-how, copyright, copyright registration, application for copyright registration, or any other similar type of proprietary intellectual property right, in each case which is owned or licensed and used or held for use by BarPoint or any Subsidiary.

     (m)  Income and Other Taxes.
          (i) All tax returns, statements, reports and forms required to be filed with any taxing authority (defined below) prior to the Closing Date on behalf of BarPoint or any Subsidiary (the "Tax Returns") are true, complete and correct in all respects and have been properly and timely filed. Neither BarPoint nor any Subsidiary has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed. BarPoint and each Subsidiary has disclosed on its Federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income taxes for federal income tax purposes within the meaning of Code
Section 6662.
          (ii) All Taxes required to be paid or withheld and deposited through and including the date hereof in connection with the operations of BarPoint or a Subsidiary have been duly and timely paid or deposited by each of BarPoint and its Subsidiary has properly withheld or collected all amounts required by law for income Taxes and employment Taxes relating to its employees, creditors, independent contractors and other third parties, and for sales Taxes on sales, and has properly and timely remitted such withheld or collected amounts to the appropriate Taxing Authority. Neither BarPoint nor any Subsidiary has any liabilities for any Taxes for any taxable period ending prior to or coincident with the date of Closing.

          (iii) BarPoint has made adequate provision on its book of account for all Taxes with respect to its business, properties and operations through the date of its Financial Statements, and the accruals for Taxes in the Financial Statements are adequate to cover all liabilities for Taxes of BarPoint or its Subsidiaries for all periods ending on or before the date of Closing. BarPoint is currently contesting certain real estate taxes.
          (iv) Neither BarPoint nor any Subsidiary has ever (i) had a tax deficiency proposed, asserted or assessed against it (ii) executed any waiver of any statute of limitations on the assessment or collection of any Taxes, or
(iii) been delinquent in the payment of any Taxes.
          (v) No Tax Return of BarPoint or its Subsidiaries has been audited or the subject of other action by any Taxing Authority.
               Neither BarPoint or any Subsidiary has received any notice from any Taxing Authority of any pending examination or any proposed deficiency, addition, assessment, demand for payment or adjustment relating to or affecting BarPoint or any Subsidiary or their assets or properties and no shareholder of BarPoint has no reason to believe that any Taxing Authority may assess (or threaten to assess) any Taxes for any periods ending on or prior to the date of Closing.
          (vi) "Tax" means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, franchise, profits, license, withholding on amount paid to or by BarPoint or any Subsidiary, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign).


     (n) No Conflicts. The execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby will not conflict with or result in a breach or violation of any term or provision , or (with or without notice or passage of time, or both) constitute a default under, any indenture, mortgage, deed of trust, trust (constructive and other), loan agreement or other agreement or instrument to which BarPoint is a party or by which BarPoint is bound, or violate any legal requirement applicable to or binding upon BarPoint. BarPoint is in full compliance with respect to all rules, laws and regulations to which it is subject.

     (o) Litigation and Compliance. There are no material actions, suits, claims, inquiries, arbitration, proceedings or governmental or administrative investigations pending or threatened against BarPoint, a Subsidiary or assets which if determined or resolved adversely to BarPoint or any Subsidiary would reasonably be expected to have a material adverse effect complied with and are not in default or violation of, in any respect, any law, ordinance, requirement, regulation, policy, guideline, decree or order, including, without limitation, Title VII of the Civil Rights Act of 1964, the Occupational Safety and Health Act of 1970 (or any state or local equivalent) the Merchant Marine Act and Federal, State and local environmental protection, zoning and land use laws, rules or regulations except violations that have not had or would reasonably be expected and have a material adverse effect. Neither BarPoint nor any Subsidiary has received any notice of any claimed default or violation with respect to any such law, ordinance, requirement, regulation, policy, guideline, decree or order. Neither BarPoint nor any subsidiary is subject to any judgment, order or decree entered in any lawsuit or proceeding which has or may have a material adverse effect upon BarPoint, a Subsidiary or their respective condition (financial or otherwise). BarPoint and its Subsidiaries has duly filed all reports and returns required to be filed by them with governmental authorities.


     (p) Leases. The principal leases, if any, for all assets, real and personal, leased by BarPoint or a Subsidiary are valid and in full force and effect and BarPoint and its Subsidiaries are current in their respective lease payments and are otherwise in compliance with all of their respective obligations thereunder and no default or event of default, or event which, with the giving of notice or passage of time or both, would constitute a default or event of default, by any party under any of such leases has occurred and is continuing. None of such leases is terminable as a result of the transactions contemplated by this Agreement.

     (q) No Condemnation or Expropriation. To the best knowledge of BarPoint, neither the whole nor any portion of the leaseholds or any other assets of BarPoint is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor has any such condemnation, expropriation or taking been proposed.

     (r) Contracts with Affiliates. Except as disclosed in BarPoint's Annual Report on Form 10-KSB, none of the Material Contracts or any other transaction to which BarPoint or a Subsidiary has been a party during the past three (3) years (i) involves as a party any officer, director, employee or shareholder or any relative, beneficiary, spouse or Affiliate of BarPoint. For purposes of this Agreement, an "Affiliate," with respect to any specified person, shall mean any other person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such specified person of BarPoint; or (ii) requires or required or is or was contingent upon the payment by or on behalf of BarPoint or its Subsidiary of commissions or compensation to any person not a party to such agreement, document or instrument.


     (s) Certain Payments. Neither BarPoint nor a Subsidiary has made any illegal contribution to a candidate for public office, political party, committee, governmental employee or an employee of a customer or supplier. All business transactions of BarPoint are properly recorded in the books and records of BarPoint used for accounting and tax purposes.

     (t) Required Approvals. No consent of, waiver from, or notice to any party is required in order to execute, deliver or perform this Agreement or to consummate the transactions contemplated hereby or thereby.

     (u) Adverse Developments. BarPoint is not aware of any matter or event, occurring or threatened, which threatens to disrupt, prevent or materially impair the conduct of the business of BarPoint.

     (v) Accuracy of Information. All representations, warranties and certifications contained in this Agreement and all other information delivered to Investor in connection with the transactions contemplated by this Agreement are true, correct and complete in all material respects and do not contain any statement which is false or misleading with respect to a material fact, and do not omit to state a material fact necessary in order to make the statements herein and therein not false or misleading. BarPoint has disclosed to Investor all facts material to the assets, liabilities, operations, financial condition, business and prospects of BarPoint.

     (w) Except as disclosed in the Business Plan as of the date hereof BarPoint is unaware of any material facts which would adversely impact its ability to execute on such Business Plan. BarPoint acknowledges that the Business Plan constitutes a material departure from its historic business and that real estate development business and that Purchaser has relied on such representations in entering into this transaction.


                           SECTION 5

     5.1  Registration Rights

          5.1.1. "Piggyback Registration". If BarPoint at any time proposes to register any of its securities under the Securities Act of 1933, as amended (the "1933 Act") (other than pursuant to Form S-8 or S-4 or other comparable form), it shall request that the managing underwriter (if any) of such underwritten offering to include the Common Stock (the "Registrable Securities") in such registration. If such managing underwriter agrees to include the Registrable Securities in the underwritten offering, BarPoint shall at such time give prompt written notice to the undersigned Purchaser of its intention to effect such registration and of such Purchaser's right under such proposed registration, and upon the request of the Purchaser delivered to the Company within twenty (20) days after giving such notice (which request shall specify the Registrable Securities intended to be disposed of by such Purchaser and the intended method of disposition thereof), the Company shall include such Registrable Securities held by such Purchaser requested to be included in such registration; provided, however, that:

               (A) If, at any time after giving such written notice of BarPoint's intention to register the Purchaser's Registrable Securities and prior to the effective date of the registration statement filed in connection with such registration, BarPoint shall determine for any reason not to register or to delay the registration of such Registrable Securities and all other securities to be included in such Registration Statement, at its sole election, BarPoint may give written notice of such determination to each Purchaser and thereupon shall be relieved of its obligation to register any Registrable Securities issued or issuable in connection with such registration (but not from its obligation to pay registration expenses in connection therewith or to register the Registrable Securities in a subsequent registration); and in the case of a determination to delay a registration shall thereupon be permitted to delay registering any Registrable Securities for the same period as the delay in respect of securities being registered for BarPoint's own account;

               (B) If the managing underwriter in such underwritten offering shall advise BarPoint that it declines to include a portion or all of the Registrable Securities requested by the Purchaser to be included in the registration statement, then distribution of all or a specified portion of the Registrable Securities shall be excluded from such registration statement (in case of an exclusion as to a portion of the Registrable Securities such portion to be excluded shall be allocated among such Purchaser and any affiliates of BarPoint including securities to be registered in such underwritten offering in proportion to the respective number of Registrable Securities and other securities requested to be registered by each such Purchaser and affiliate). In such event BarPoint shall give the Purchaser prompt notice of the number of Registrable Securities excluded from such registration at the request of the managing underwriter. No such exclusion shall reduce the securities being offered by BarPoint for its own account to be included in such registration statement. In addition, BarPoint shall register any portion of the Purchaser's Registrable Securities which are excluded, within ninety (90) days of the date in which their registration was denied.

          5.1.2. Right to Request Registration. Purchaser shall have the right on one (1) occasion to require BarPoint to file a registration statement to register the Common Stock. Such right shall not be exercisable for a period of one (1) year from the date hereof. BarPoint shall use its best efforts to cause such registration statement to become effective and shall be made at BarPoint's expense. In the event Purchaser's shares represent more than five percent (5%) of the outstanding common shares, Purchaser shall have an additional right to require BarPoint to file a registration statement to register the common stock at a time period no sooner than six months after the first registration statement in order to not adversely affect the value of Purchaser's common shares, provided that the second registration shall represent at least 2% of the outstanding shares of BarPoint.

          5.1.3. Cooperation. The Purchaser will cooperate with BarPoint in all respects in connection with this Agreement, including, timely supplying all information reasonably requested by BarPoint and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities. In the event of a demand registration, Barpoint shall use its best efforts to (i) cause a registration statement to be filed and become effective within 45 days after receiving written notice from Purchaser, (ii) prepare and file all necessary amendments and supplements thereto, (iii) furnish Purchaser and the underwriter all necessary conformed copies of the registration statement, opinions of counsel, comfort letters from its independent auditors and such other materials as may be reasonably required to effectuate the registration and sale of the registered securities
(iv) register and qualify such securities under the blue shy laws as to those jurisdictions as the Purchaser may reasonable request, and (v) apply with all the applicable rules and regulation of the SEC and other applicable laws.

          5.1.4. Expenses. BarPoint will pay all registration expenses (exclusive of underwriters discount in the event Purchaser elects to selects an underwriter) in connection with each registration requested by Purchaser pursuant to this Article 5.

          5.1.5 Indemnification. In the event of any registration hereunder, BarPoint shall indemnify Purchaser and its directors, officers, agents and underwriters and brokers who participated in the offering against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of any untrue statements or omissions of material facts contained within the registration materials, provided such statements or omission were not provided by Purchaser to BarPoint in written form for the purpose of inclusion in such materials.


                            SECTION 6

     6.l Indemnity. The undersigned shall indemnify and hold harmless BarPoint and each other person, if any, who controls BarPoint within the meaning of Section 15 of the Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any breach or failure by the undersigned to comply with any representation herein.

     6.2 Modification. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

     6.3 Notices. Any notice, demand or other communication which any party hereto may be required, or may elect to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States Postal Service letter box, registered or certified mail, return receipt requested, addressed to such address as may be given herein, or (b) delivered personally at such address or c delivered overnight by commercial courier.

     6.4 Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

     6.5 Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns. If the undersigned is more than one person, the obligation of the undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators and successors.

     6.6 Entire Agreement. This instrument contains the entire agreement of the parties, and there are no representations, covenants or other agreements except as stated or referred to herein.

     6.7 Assignability. This Agreement is not transferable or assignable by the undersigned except as may be provided herein.

     6.8 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on this________day of _____________, 1999.

SYMBOL TECHNOLOGIES, INC._
Name of Subscriber


/s/ Kenneth V. Jaeggi
By: Kenneth V. Jaeggi
______________________________
Its:_Senior VP and C.F.O.___  Address for delivery of Certificate
                               (if different than Subscriber's)
Address:_ONE SYMBOL PLAZA

________HOLTSVILLE, NY 11742
Tax Identification Number
or Social Security Number:
Number of Shares of Common Stock to be
purchased at $1.90 per share:
____________________________

Total Purchase Price:     $_$2,500,000______

Amount of Check herewith: $_$1,000,000 to Wire transferred____

BARPOINT.COM, INC.


By: /s/ Leigh M. Rothschild

Its:  CEO

Subscription accepted on July 30, 1999

                         SCHEDULE 4.1(e)


F.    New Directors: Leigh M. Rothschild
                     Jeffrey W. Sass

      New Officers:  Leigh M. Rothschild - Chairman and Chief
                     Executive Officer
                     Jeffrey W. Sass, Executive Vice President and Secretary
Matthew Schilowitz - Consultant

      Salaries:      Leigh M. Rothschild - $200,000
                     Jeffrey W. Sass -     $150,000
                     Matthew Schilowitz -  $150,000


H. Stock dividend declared to shareholders of record of June 3, 1999, excluding shareholders of BarPoint.com, Inc., a Florida corporation. Payment date and number of shares to be determined based upon a formula in the Stock Purchase Agreement dated May 20, 1999 as amended June 1, 1999.



I & Q.     Private Placement of securities to raise in excess of $7,000,000 currently in progress, which includes this Agreement.

                         SCHEDULE 4.1(h)


None

                         SCHEDULE 4.1(j)


None

                         SCHEDULE 4.1(l)


          BarPoint.com, Inc.'s Intellectual Property



1. U.S. Trademark Application Serial No. 75/541,048 filed July 19, 1998 for "BARPOINT.COM";

2. U.S. Trademark Application Serial No. ------ filed June 3, 1999 for "BARPOINT.COM"; and

3. U.S. Provisional Patent Application No. 60/118,051 filed February 1, 1999 for "INTERACTIVE METHOD FOR INVESTIGATING PRODUCTS".






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